SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87
NIRE 35.300.314.441
Publicly-held Company

Disclosure of the final voting map for the Shareholders’ Ordinary and Extraordinary Meeting held on April 29, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A. (“Company”), pursuant to article 21-W, §6, I, of the Securities and Exchange Commission Instruction No. 481, of December 17, 2009, as amended, discloses to its shareholders and to the market in general, the final voting map that consolidates the voting instructions given in person and at a distance by its shareholders for each of the matters submitted to the resolution of the Shareholders’ Ordinary and Extraordinary Meeting of the Company, held on April 29, 2022, with the indications of the total approvals, rejections and abstentions rendered by the voting shares. In this sense, the final synthetic voting map can be found in Appendix A to this disclosure.

São Paulo, March 29, 2022.

Richard Freeman Lark, Jr.
Investor Relations Officer

Appendix A

Final voting map
for the Shareholders’ Ordinary and Extraordinary Meeting held on April 29, 2022

Ordinary Shareholders’ Meeting

Deliberation	Approve (YES)	Reject (NO)	Abstain
1. Analysis of the managers’ accounts, analysis, discussion and voting on the Companys financial statements for the fiscal year ended on December 31, 2021.	2.863.682.150 ON	-	-
2. Approval of the proposal for the allocation of net income for the fiscal year ended on December 31, 2021.	2.863.682.150 ON	-	-
3. Approval of the number of members of the Board of Directors.	2.863.682.150 ON	-	-
4. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976?	-	-	-
5. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa Única	2.863.682.150 ON	-	-
6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	-	-	-

7. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	-	-	-
8. View of all the candidates that compose the slate to indicate the cumulative voting distribution.	-	-	-
Constantino De Oliveira Junior (Efetivo)	-	-	-
Joaquim Constantino Neto (Efetivo)	-	-	-
Ricardo Constantino (Efetivo)	-	-	-
André Béla Jánszky (Independente)	-	-	-
Marcela De Paiva Bomfim Teixeira (Independente)	-	-	-
Germán Pasquale Quiroga Vilardo (Independente)	-	-	-
Philipp Schiemer (Independente)	-	-	-
9. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	-	-	-
10. Approval of the global compensation of the members of the Board of Directors and the Board of Officers of the Company for the fiscal year to be ended on December 31, 2022.	2.863.682.150 ON	-	-
11. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).	25.389.486 PN	137.478 PN	14.509.091 PN
12. In case of a second call notice for the Annual General Meeting, can the vote instructions held in this distance voting ballot be considered the same for the Annual General Meeting in a second call?	39.221.440 PN	814.615 PN	-

Extraordinary Shareholders’ Meeting

Deliberation	Approve	Reject	Abstain
1. Amend the caput of article 5 of the Companys Bylaws to reflect the Companys current capital stock, as a result of capital increases approved by the Board of Directors, within the limit of the Companys authorized capital.	2.863.682.150 ON	-	-
2. In case of a second call notice for the Extraordinary General Meeting, can the vote instructions held in this distance voting ballot be considered the same for the Extraordinary General Meeting in a second call?	-	-	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer